Exhibit 11.2

Consents of Independent Auditor

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 20, 2021, relating to the consolidated financial statements of Fundrise Growth eREIT 2019, LLC, appearing in this Preliminary Offering Circular which is part of this Regulation A Offering Statement.

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 12, 2021, relating to the consolidated financial statements of Fundrise Growth eREIT V, LLC, appearing in this Preliminary Offering Circular which is part of this Regulation A Offering Statement.

We also consent to the references to our firm under the heading “Experts” in such Regulation A Offering Statement.

/s/ RSM US LLP

McLean, Virginia

June 11, 2021